VIA EDGAR AND FEDEX OVERNIGHT

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

May 2, 2025

Re:	Smart Rx Systems, Inc.
Offering Statement on Form 1-A
Filed October 24, 2024
File No. 024-12426

Dear Mr. Fetterolf:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated April 27, 2025 (the “Comment Letter”) to the Issuer’s Amendment No. 3 to Offering Statement on Form 1-A filed on April 3, 2024 (“Form 1-A/A”). Issuer filed an original Offering Statement Amendment on Form 1-A on April 18, 2025 (“Form 1-A”). Page references contained herein refer to the Issuer’s Amendment No. 4 to Offering Statement on Form 1-A filed on May 1, 2025, filed concurrently with this letter (the “New Form 1-A/A”).

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold and is followed by the corresponding response of the Issuer.

General

Please revise your filing to include your financial statements for the fiscal year ended December 31, 2024. Make applicable changes to your disclosure throughout the offering statement, including in your Management's Discussion and Analysis of Financial Condition and Results of Operations and Description of Our Business sections. Refer to paragraph (b)(3)(A) of Part F/S of Form 1-A. Also update your disclosure regarding compensation of directors and executive officers. Refer to Item 11 of Form 1-A.

The Issuer has included Issuer’s financial statements for the fiscal year ended December 31, 2024 and revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section as well as throughout the New Form 1-A/A to reflect the extent of the Issuer’s financial condition for 2024, and changes in its financial condition and results of operations between 2024 and 2023, including the causes of material changes from year to year or period to period. Issuer has also updated disclosure regarding compensation of directors and executive officers.

Please feel free to contact me at (804) 420-6018 for any questions or comments related to this letter.

Very truly yours,

/s/ Tom Voekler

Tom Voekler

cc:	Santu Rohatgi